SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Contacts	Paulo Roberto Cruz Cozza Chief Financial Officer and Director of Investor Relations
Joana Dark Fonseca Serafim Investor Relations (41) 9913-0006 / 312-6862 jserafim@timsul.com.br
Leonardo Marques Wanderley Investor Relations (81) 9923-0023 / (41) 312-6862 lwanderley@timsul.com.br
Website http://www.timpartri.com.br

Curitiba, April 27, 2005 – TIM Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), the holding company of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., today announced the results for the first quarter 2005 (1Q05). TIM Participações S.A. provides cellular telecommunications services in the states of Paraná, Santa Catarina, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and in the city of Pelotas (RS) through its operating subsidiaries. The financial and operational information below, except when otherwise indicated, is presented on a consolidated basis and in Reals, according to the Brazilian Corporate Law, and comparisons refer to the first quarter of 2004 (1Q04), unless otherwise indicated.

TIM PARTICIPAÇÕES S.A. ANNOUNCES ITS CONSOLIDATED RESULTS FOR THE FIRST QUARTER 2005

The Board of Directors authorized the execution of a merger agreement of the proposed merger of shares involving all shares issued by TIM Sul and TIM Nordeste to be exchanged for shares of TIM Participações.

GSM coverage reaches 86.1 % of the urban population.

Success in the migration of customers from TDMA to GSM: almost 6 times more than lines migrated than in 1Q04.

Successful customer retention strategy: Churn rate of 5.6% in 1Q05, one of the lowest in the industry.

26.8% increase in net additions and 33.4% growth of the customer base over 1Q04.

8.5% expansion of the postpaid base when compared to 1Q04.

17.7% growth of the total gross revenue over 1Q04.

126.6% increase in VAS revenue (Value-Added Services).

EBITDA of R$ 249.2 million, 15.4% above 1Q04.

EBIT margin of 18.2%: stable year over year.

Net income: R$ 84.3 million, 16.7% growth versus 1Q04.

Ownership Restructuring of the Companies controlled by TIM Participações

On April 26, 2005 the Boards of Directors of TIM Participações, TIM Sul and TIM Nordeste approved the execution of a merger agreement that includes the terms of the proposed merger of shares involving all shares issued by TIM Sul and TIM Nordeste to be exchanged for shares of TIM Participações. The proposed transaction aims at increasing the liquidity of the publicly traded stock of the companies involved, as well as decreasing administrative costs associated with the independent administration of TIM Participações subsidiaries, TIM Sul and TIM Nordeste.

As a result of the proposed merger of shares, minority shareholders of TIM Sul and TIM Nordeste who do not exercise their withdrawal rights will receive shares of TIM Participações. Common shares of TIM Sul and TIM Nordeste will be exchanged for common shares of TIM Participações and preferred shares of TIM Sul and TIM Nordeste will be exchanged for preferred shares of TIM Participações. As a result of the merger, TIM Participações will own 100% of both the common and preferred shares of TIM Sul and TIM Nordeste, and both will become wholly owned subsidiaries of TIM Participações. It is worth noting that the transaction will not impact the operational activities of TIM Nordeste and TIM Sul.

The material fact of this operation is available on our website at http://timpartri.com.br .

Analysis of the Economic-Financial Performance

For the purpose of analyzing TIM Participações’ S.A. economic-financial performance in the quarter ended on March 31, 2005 (1Q05), and in light of the corporate restructuring effective on August 30, 2004, pro forma statements were prepared for the same period of the preceding year (1Q04) to facilitate a comparison between the two quarters.

Highlights

                                                                                                                                                                                              R$ thousands

	1Q05	1Q04	Var, % 1Q05/04
Total Gross Revenue	882,893	750,405	17.7%
Gross Service Revenue	752,425	647,755	16.2%
Gross Handset Revenue	130,468	102,650	27.1%

Total Net Revenue	659,020	567,663	16.1%
Net Services Revenue	574,912	495,918	15.9%
Net Handsets Sales	84,108	71,745	17.2%

EBITDA	249,167	215,996	15.4%
EBITDA Margin	37.8%	38.1%	- 0.3 p.p.

EBIT	119,812	103,402	15.9%
EBIT Margin	18.2%	18.2%	0.0 p.p.

Net Income	84,289	72,245	16,7%

Market

	Net Addition			Lines
	1Q05	1Q04	Var. % 1Q05/04	1Q05	1Q04	Var. % 1Q05/04
Southern Region	162,982	136,188	19.7%	3,153,234	2,192,072	43.8%
Northeast Region	124,272	90,298	37.6%	2,790,618	2,262,823	23.3%

TIM Participações S.A.	287,254	226,486	26.8%	5,943,852	4,454,895	33.4%

Continued	TIM Participações closed the quarter with 5,943,852 customers – 33.4% above 1Q04 - of which 77% were prepaid customers and 23% were postpaid customers. The postpaid base grew 8.5% when compared to 1Q04.
growth in the
cellular
market

Net additions totaled 287,254 customers – 26.8% above the figure reached in 1Q04.

In 1Q05 the total penetration – South and Northeast regions – was estimated  at 31% versus 21% in 1Q04, below the national penetration of 37.5%. As for  the regional performance breakdown, TIM Participações confirmed its leading  position in the South and Northeast. In the South in particular, the estimated  penetration was 42%, where the Company achieved an estimated market  share of 47.0%, while in the Northeast the penetration reached 24% and the  market share was 39.7%.

TIM Participações has continued to invest in customer relations and in the  quality of its services, while always acting with a segmented approach. As a  way of showing customers our dedication to keeping them in our base, the  Company has also developed a number of offer package for GSM migrations,  including handsets sold at a rate discount, catering mainly to the highest  value customers. As a result, the monthly churn, 1.9%, is below the Brazilian  average.

Churn below
the Brazilian
average

GSM Overlay

The GSM – Global Mobile System technology has been expanding rapidly  and already surpasses the TDMA standard in Brazil. In two and a half years  of operation, the technology has captured 38.3% of the Brazilian market. In  the regions served by TIM Participações subsidiaries, GSM coverage  reached 609 cities by the end of the first quarter 2005, meaning the services  were provided to 91% and 83% of the urban population of the South and  Northeast Regions, respectively.

Brazil: sixth
largest
mobile
telephone
market in the
world, thanks
to GSM

By the end of the quarter, 43% of our customers were using GSM technology,  that is, 2,563,835 customers, representing 54% and 31% of the customer  base in the South and Northeast Regions, respectively. The migration from

TDMA to GSM has been intensified, so that the migration during the first quarter totaled 138.8 thousand versus the 24.2 thousand registered in the 1Q04.

A World without Borders: Innovative Services

Solutions for
Mobility, combined with distinctive products, is revolutionizing the way of life  of working people. Besides the consolidated and successful consumer offer,  the Company offered a variety of innovative services during the period while  also increasing efficiency and productivity, which surrendering our customers  accessible anywhere by using different types of equipment and system  platforms. An example of is that is the Blackberry, the most widely used tool  to access corporate e-mails in the world. TIM Participações also counts on  new services that expand and expedite data transmission from the GSM  handset: TIM Kit Fast Edge, the first in the Brazilian market, and the GPRS  USB Modem, enabling data communication through its own platform.

the corporate
market

Operating Revenue

The gross service revenue for 1Q05 was R$ 752.4 million, 16.2% above  1Q04. This increase stemmed mainly from the 33.4% expansion of the  subscriber base in the period, along with the 7.7% increase in traffic, the  4.4% average increase in tariffs, and the 126.6% growth in value-added  services (VAS), as well.

Gross handset revenue for the quarter was R$ 130.5 million, a 27.1% increase over 1Q04. In the quarter, 383.0 thousand handsets were sold (of which 94% were GSM), versus 296.2 thousand sold in 1Q04.

17.7%
increase
YOY in Total	Thus, the gross revenue amounted to R$ 882.9 million in 1Q05, surpassing the numbers reported in 1Q04 by 17.7%.
Gross
Revenue

The Average Revenue per User (ARPU) in 1Q05 was R$ 30.39, versus R$  36.14 in 1Q04. This reduction is mainly due to the marked growth in the total  customer base, in particular the 43% expansion in the prepaid base, as well  as the fact that TIM Participações subsidiaries, TIM Sul S.A. and TIM  Nordeste Telecomunicações S.A., no longer provide national and  international long distance services.

ARPU: new
revenue
makeup

Operating Costs and Expenses

In 1Q05, the cost of services (including network and interconnection costs,  before depreciation/amortization and personnel expenses) amounted to  R$ 114.9 million, a 25.2% increase over the R$ 91.8 million registered in  1Q04. That increase is mainly from the strong expansion in the customer  base - with the consequent increase in interconnection costs, as well as the  growth in maintenance costs due to the overlap of two networks (GSM and  TDMA).

Marked	The handset sales cost for the quarter was R$ 95.9 million, exceeding the R$ 89.0 million reported in 1Q04.
expansion in
handset
sales

Continued
Selling expenses (without depreciation/ amortization, bad debt and personnel  expenses) were R$ 116.9 million for the quarter, 36.1% above 1Q04,  reflecting the commercial boost in our customer base expansion. The gross  customer additions for the quarter totaled 608,849 versus 437,498 customers  in 1Q04, a 39.2% increment. The higher sales in the period boosted selling  expenses related to commissions and the FISTEL tax assessed on each new  cell phone activation.

sales growth:
- 608.8 thou.
gross
additions
- 383,0 thou.
handsets sold

SAC
The Subscriber Acquisition Cost (SAC) for the quarter was R$ 133.0, a 7.4%  reduction over the R$ 143.7 in 1Q04. In the 1Q05 the subsidies for the  handsets were below those registered in the 1Q04, mainly due to the lower  average prices of the handsets and exchange rate.

improvement:
7.4% reduction
YoY

General  and  administrative  expenses  (G&A)-  without  depreciation/amortization and personnel expenses totaled R$ 26.4 million,  16% above 1Q04. This increase was due to the expenses associated with the  maintenance of IT equipment after expiration of the warranty period.

Personnel expenses in the period added up to R$ 27.9 million – 3.8% above 1Q04.

Bad debt
reduction:
Bad debt expenses for 1Q05 amounted to R$ 25.2 million versus R$ 34.3 million in the 1Q04, representing 2.8% of the total gross revenue - a 1.8 p.p.  decline year over year, thanks to the adoption of a strict collection policy.

improved
collecting
overdue
bills

EBITDA

TIM Participações posted an EBITDA – earnings before interest, tax,  depreciation and amortization – of R$ 249.2 million for the quarter, versus R$  216.0 million in 1Q04. The EBITDA margin was 37.8%, remaining stable  when compared to the 38.1% margin registered in 1Q04.

15%
Increase
in EBITDA

Depreciation and Amortization

Depreciation and Amortization in the period amounted to R$ 129.3 million,  versus R$ 112.6 million, a 14.8% increase over 1Q04, resulting from the  expansion and technological innovation of the GSM network.

EBIT

15.9%	The EBIT – earnings before interest and tax – was R$ 119.8 million, over the R$ 103.4 million reported in 1Q04. The EBIT margin was 18.2%, remaining stable year over year.
increase
in EBIT

Net Financial Income/Expense

Lower
financial
Our net financial income was R$ 16.5 million in 1Q05, versus R$ 19.0 million  in 1Q04. The average cash allotted for financial investments during the  quarter decreased by 8.3%, and the interest rate (CDI) declined 1.4 p.p. when  compared to 1Q04.

revenue

Net Income

16,7%	The consolidated net income was R$ 84.3 million, 16.7% above 1Q0~~4~~, mainly as a result of the increased operational income.
increment
in net
income

Indebtedness

On March 31, 2005, our indebtedness amounted to R$ 78.5 million, of which 54% were short-term debts. The net cash by period end was R$ 609.5 million.

Investments

1Q05 investments totaled R$ 48.6 million, mostly for the expansion of the GSM network quality and capacity, compared to R$ 54.4 million in the 1Q04.

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

“This press release contains forward-looking statements and estimates. Such  expectations are based on a series of assumptions, and subject to the risks and  uncertainties inherent to forward-looking projections and/or estimates. The results  may differ materially from the expectations expressed in the forward-looking  statements or estimates if one or more of the assumptions and expectations prove  to be incorrect or are not realized.”

List of Attachments
Attachment	1:	Balance Sheet (BR GAAP)
Attachment	2:	Statement of Income (BR GAAP) –
Attachment	3:	Operating Indicators – South Region
Attachment	4:	Operating Indicators – Northeast Region
Attachment	5:	Consolidated Operating Indicators – TIM Participações
Attachment	6:	Glossary

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet (BR GAAP – R$ thousands)

	March/05	March/04

ASSETS	3,394,924	3,137,700

Current assets	1,585,738	1,512,125
Cash and cash equivalents	687,940	743,504
Accounts receivable	582,102	460,353
Inventories	36,787	41,077

Dividends and interest on shareholders' equity recoverable
	-	-
Taxes and contributions recoverable	85,646	102,297
Deferred income and social contribution taxes	119,717	111,542
Other current assets	73,546	53,352

Noncurrent assets	239,956	258,903
Related parties	10,368	851
Taxes and contributions recoverable	49,876	25,228
Deferred income and social contribution taxes	143,991	213,839
Judicial deposits	34,407	18,374
Outros direitos	1,294	611

Permanent assets	1,569,230	1,366,672
Investments	9,495	11,077
Fixed assets	1,559,735	1,355,595
Difered	-	-

LIABILITIES AND SHAREHOLDERS' EQUITY	3,394,904	3,137,700

Current liabilities	777,466	723,366
Concessions payable	11,456	39,947
Loans and financing	42,481	72,377
Suppliers	420,960	343,866
Salaries and related charges	22,894	19,024
Taxes, charges and contributions	123,561	117,215
Related parties	36,535	14,243
Dividends and interest on shareholders' equity payable	102,880	100,190
Other current liabilities	16,699	16,504

Noncurrent liabilities	88,246	131,049
Loans and financing	35,985	55,223
Taxes, charges and contributions	22,403	50,127
Provision for contingencies	26,161	21,966
Supplementary pension plan	3,697	3,733
Other obligations	-	-

Minority interests	415,069	395,343

NET EQUITY	2,114,123	1,887,942
Capital	1,000,046	687,411
Especial reserves	240,634	292,917
Income reserve	779,827	828,238
Net Income	93,616	79,376

The Complete Financial Statements, including the Notes thereto, are available on our Website: www.timpartri.com.br

     Attachment 2

TIM PARTICIPAÇÕES S.A.

Statement of Income – EBITDA (BR GAAP in R$ thousands)

	1Q05	1Q04	Var. %
			1Q05/04

Gross Revenues	882,893	750,405	17.7%
Telecommunications Services	752,425	647,755	16,2%
Monthly fee	71,795	95,757	-25.0%
Usage	392,306	319,547	22.8%
Interconnection	224,554	200,994	11.7%
VAS	48,599	21,446	126.6%
Leased lines	12,505	6,303	98.4%
Others	2,666	3,708	-28.1%
Handset sales and other revenues	130,468	102,650	27.1%
Handset Sales	130,468	102,650	27.1%
Discounts and deductions	(223,873)	(182,741)	22.5%
Taxes and discounts on services	(177,513)	(151,837)	16.9%
Taxes and discounts on handset sales	(46,360)	(30,904)	50.0%
Net Revenues	659,020	567,663	16.1%
Services	574,912	495,918	15.9%
Handset and other revenues	84,108	71,745	17.2%
Operating Expenses	(409,853)	(351,667)	16.5%
Personal expenses	(27,914)	(26,882)	3.8%
Selling & marketing expenses	(116,888)	(85,843)	36.1%
Network & interconnection	(114,951)	(91,834)	25.2%
G&A	(26,431)	(22,826)	15.8%
COGS - Telecom products	(95,861)	(89,023)	7.7%
Bad Debt	(25,163)	(34,282)	-26.6%
Other operational revenues (expenses)	2,645	(977)	-370.7%

EBITDA	249,167	215,996	15.4%
EBITDA - Margin over total net revenues	37,8%	38,1%	-0.3 p.p.

Depreciation	(92,668)	(81,980)	13.0%
Amortization	(36,687)	(30,614)	19.8%

EBIT	119,812	103,402	15.9%
EBIT - Margin over total net revenues	18,2%	18,2%	0 p.p.

Other non-operational revenues (expenses)	333	0	-
Equity

Net Financial Results	16,483	19,012	-13.3%
Financial expenses	(15,247)	(13,913)	9.6%
Variações cambiais, líquidas	(808)	(1,429)	-43.5%
Financial income	32,538	34,354	-5.3%

Net income before taxes and Minorities	136,328	122,414	11.4%

Income tax and social contribution	(32,957)	(31,603)	4.3%
Minority interest	(19,382)	(18,566)	4.4%
Interest on own capital reversion
Net Income	84,289	72,245	16.7%

The Complete Financial Statements, including the Notes thereto, are available on our Website: www.timpartri.com.br

Attachment 3

Operating Indicators in the South Region

	1Q05	1Q04	Var. % 1Q05/04
Estimated Population in the Region (million)	15.8	15.7	0.6%
Municipalities Served - GSM	299	114	162.3%
Estimated Total Penetration	42%	27%	+15.0 p.p.
Market Share	47.0%	52.0%	-5.0 p.p.
Total Lines	3,153,234	2,192,072	43.8%
Prepaid	2,479,862	1,636,793	51.5%
Postpaid	673,372	555,279	21.3%
Gross Additions	345,545	260,130	32.8%
Net Additions	162,982	136,188	19.7%
Churn	6.1%	5.9%	+0.2 p.p.
TOTAL ARPU	R$31.3	R$38.3	-18.3%
TOTAL MOU	70	91	-23.4%
Investment (R$ million)	24.4	43.1	-43.4%
Employees	1,139	1,012	12,5%

Attachment 4

Operating Indicators in the Northeast Region

	1Q05	1Q04	Var, % 1Q05/04
Estimated Population in the Region (million)	28.7	28.3	1.4%
Municipalities Served	310	81	282.7%
Estimated Total Penetration	24.5%	17.3%	+ 7 p.p.
Market Share	39.7%	46.1%	- 6.3 p.p.
Total Lines	2,790,618	2,262,823	23.3%
Prepaid	2,096,556	1,557,743	34.6%
Postpaid	694,062	705,080	-1.6%
Gross Additions	263,304	177,368	48.5%
Net Additions	124,272	90,298	37.6%
Churn	5.1%	3.9%	1.2 p.p.
TOTAL ARPU	R$29,4	R$34,1	-13.8%
TOTAL MOU	88	101	-12.9%
Investment (million)	24.2	11.3	114.2%
Employees	1,031	1,033	-0.2%

Attachment 5

Consolidated Operating Indicators– TIM Participações S.A.

	1Q05	1Q04	Var. % 1Q05/04
Estimated Population in the Region (million)	44.5	44.0	1.3%
Municipalities Served - GSM	609	195	212.3%
Estimated Total Penetration	31%	21%	+10.0 p.p.
Market Share	43.3%	48.8%	-5.5 p.p.
Total Lines	5,943,852	4,454,895	33.4%
Prepaid	4,576,418	3,194,536	43.3%
Postpaid	1,367,434	1,260,359	8.5%
Gross Additions	608,849	437,498	39.2%
Net Additions	287,254	226,486	26.8%
Churn	5.6%	4.9%	+ 0.7 p.p.
TOTAL ARPU	R$30.4	R$36.1	-15.9%
TOTAL MOU	78	97	-19.6%
Investment (R$ million)	48.6	54.4	-10.6%
Employees	2,170	2,045	6.1%

Attachment 6
Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax	Customers = Number of wireless lines in service
EBITDA = Earnings before interest, tax, depreciation and	Gross additions = Total of customers acquired in the
amortization	period
EBITDA Margin = EBITDA/ Net Operating Revenue	Net additions = Gross Additions – number of customers
CAPEX – (capital expenditure) capital investment	disconnected
Subsidy = (net revenue from goods – cost of sales + vendors	Market share = Company’s total number of customers /
discounts) / gross additions	number of customers in its operating area
Net debt = gross debt – cash	Marginal Market share = participation of estimated net
PL – Shareholders’ Equity	additions in the operating area.
Market penetration = Company’s total number of
Technology and Services	customers + estimated number of customers of
competitors / each 100 inhabitants in the Company’s
TDMA = Time Division Multiple Access	operating area
GSM = Global System for Mobile Communications – A system	Churn rate = number of customers disconnected in the
storing and coding cell phone data, such as user calls and	period
data, enabling a user to be recognized anywhere in the	ARPU = Average Revenue per User – net monthly
country by the GSM network. The GSM is now the standard	revenue per customers in the period
most used in the world.	Blended ARPU = ARPU of the total customer base
EDGE = Enhanced Data rates for Global Evolution – A	(contract + prepaid)
technique developed to increase the speed of data	Contract ARPU = ARPU of contract service customers
transmission via cell phone, creating a real broadband for	Prepaid ARPU = ARPU of prepaid service customers
handsets with the GSM technology.	MOU = minutes of use – monthly average. in minutes of
The first EDGE handsets available offer speeds that can	traffic per customer = (Total number of outgoing minutes +
reach up to 200 Kbps, depending on the handset model.	incoming minutes) / monthly average of customers in the
SMS = Short Message Service – ability to send and receive	period
alphanumerical messages.	Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses
+ commission + Fistel + “comodato” + costs of retention)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 27, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer